Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-947-0100
Email: izafirakis@dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND FOR THE PERIOD FROM JANUARY 7, 2010 (INCEPTION DATE) THROUGH SEPTEMBER 30, 2010

ATHENS, GREECE, November 15, 2010 – Diana Containerships Inc., a global shipping company specializing in the transportation of containers, today reported net loss of $0.1 million for the third quarter of 2010. Voyage and time charter revenues were $2.4 million for the third quarter of 2010.

Net loss for the period from January 7, 2010 (date of inception) through September 30, 2010 amounted to $2.0 million. Voyage and time charter revenues were $2.4 million for the period from January 7, 2010 (date of inception) through September 30, 2010.

Diana Containerships Inc. is a corporation founded on January 7, 2010 to pursue vessel acquisitions in the container shipping industry. The Company's shares of common stock are not currently traded on any national securities exchange.  The Company commenced an exchange offer of its shares of common stock for shares registered under the Securities Act of 1933, as amended, on October 19, 2010 pursuant to a registration statement on Form F-4 declared effective on that date. This press release is not an offer to exchange any of the securities of the Company, which is being made only pursuant to the prospectus contained in the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission.

Fleet Employment Profile (As of November 15, 2010)

Currently Diana Containerships’ fleet is employed as follows:

Vessel	Gross Rate (USD Per Day)	Com*	Charterer	Delivery Date to Charterer	Redelivery Date to Owners**
BUILT TEU

Panamax Vessels

SAGITTA	$16,000	4.25%	A.P. Moller - Maersk	30-Jun-10	30-Mar-11 – 30-Jun-11
2010 3,426

CENTAURUS	$20,000	1.25%	CSAV Valparaiso	4-Sep-10	21-Jul-12 – 19-Oct-12
2010 3,426

*	Total commission percentage paid to third parties.

**	Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

Summary of Selected Financial & Other Data
	Three Months Ended	For the period from January 7 (inception date) to
	September 30, 2010
	(unaudited)	(unaudited)
INCOME STATEMENT DATA:
Voyage and time charter revenues	$2,421,394	$2,422,716
Voyage expenses	123,173	148,287
Vessel operating expenses	1,312,381	1,687,930
Net loss	50,682	1,985,758
FLEET DATA
Average number of vessels	1.9	0.7
Number of vessels	2.0	2.0
Weighted average age (in years)	0.3	0.3
Ownership days	176	177
Available days	176	177
Operating days	168	168
Fleet utilization	95.5%	94.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$13,058	$12,850
Daily vessel operating expenses (2)	$7,457	$9,536

(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

  (See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in U.S. Dollars, except for share data

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended	For the period from January 7, 2010 (inception date) to
	September 30, 2010
REVENUES:
Voyage and time charter revenues	$2,421,394	$2,422,716

EXPENSES:
Voyage expenses	123,173	148,287
Vessel operating expenses	1,312,381	1,687,930
Depreciation	706,633	714,519
Management fees	90,000	113,000
General and administrative expenses	787,181	2,577,158
Foreign currency gains	(802,977)	(1,045,467)
Operating income / (loss)	205,003	(1,772,711)

OTHER INCOME (EXPENSES):
Interest and finance costs	(265,853)	(265,853)
Interest Income	10,168	52,806
Total other loss	(255,685)	(213,047)

Net Loss	$(50,682)	$(1,985,758)

Loss per common share, basic and diluted	$(0.01)	$(0.50)

Weighted average number of common shares, basic and diluted	5,946,165	3,933,702

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(Expressed in US Dollars)
September 30, 2010
ASSETS

Cash and cash equivalents	$12,531,739
Other current assets	875,940
Vessels' net book value	92,816,667
Other non-current assets	156,591
Total assets	$106,380,937

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$3,284,633
Long-term debt	18,489,442
Other non-current liabilities	181,684
Total stockholders' equity	84,425,178
Total liabilities and stockholders' equity	$106,380,937

OTHER FINANCIAL DATA
	Three Months Ended	For the period from January 7 (inception date) to
	September 30, 2010
	(unaudited)	(unaudited)
Net Cash from Operating Activities	$601,100	$130,130
Net Cash used in Investing Activities	(43,062,492)	(93,531,186)
Net Cash from Financing Activities	19,600,000	104,881,396